United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of April, 2004

GRUMA, S.A. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

(If  Yes  is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

CONTENTS
* Press Release dated April 30th, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A. de C.V.

By     /s/ Juan Antonio Quiroga Garcia
       ___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: April 30th, 2004

Web site: http://www.gruma.com
Monterrey, N.L., Mexico, April 30, 2004	New York Stock Exchange: GMK Bolsa Mexicana de Valores: GRUMAB

DIVIDEND NOTICE

Monterrey, N.L. Gruma, S.A. de C.V.(BMV: GRUMAB; NYSE: GMK) Announces that the General Ordinary Shareholders' Meeting will be held today. A payment of $0.70 (seventy cents) pesos per share will be proposed.

Founded in 1949, GRUMA is the world's largest corn flour and tortilla producer. GRUMA is engaged primarily in the production, marketing, distribution, and sale of corn flour, package tortillas, and wheat flour. With leading brands in most of its markets, GRUMA operates principally through the following subsidiaries: Gruma Corporation, GRUMA's wholly owned corn flour and tortilla subsidiary in the United States and Europe; Grupo Industrial Maseca, S.A. de C.V. (''GIMSA''), the company's 83%-owned corn flour subsidiary in Mexico; Molinera de Mexico, GRUMA's 60%-owned wheat flour subsidiary in Mexico; Gruma Centro America, GRUMA's wholly owned corn flour subsidiary based in Costa Rica; and Productos y Distribuidora Azteca, S.A. de C.V. (PRODISA), GRUMA's wholly owned packaged tortilla subsidiary in Northern Mexico. GRUMA also produces corn flour and wheat flour in Venezuela through MONACA, a 95%-owned subsidiary, and DEMASECA, a 50%-owned subsidiary. Headquartered in Monterrey, Mexico, GRUMA has 14,500 employees and 74 plants and, in 2002, had net sales of US$1.8 billon, of which 48% derived from the United States and Europe operations. For more information, visit www.gruma.com.